EXHIBIT 12.1
Ameren Corporation
Computation of Ratio of Earnings to Fixed Charges
(Thousands of Dollars, Except Ratios)

	Year Ended December 31,
	2012	2013	2014	2015(a)	2016
Earnings available for fixed charges, as defined:
Net income from continuing operations attributable to Ameren Corporation	$515,491	$512,055	$587,313	$578,866	$652,614
(Income) Loss from equity investee	—	(57)	(498)	(484)	4,177
Distributed income from equity investee	—	—	1,020	—	—
Tax expense based on income	307,319	311,288	376,448	362,947	382,250
Fixed charges excluding capitalized interest and subsidiary preferred stock dividends tax adjustment (b)(c)	478,998	455,574	385,326	387,286	413,393
Amortization of capitalized interest (c)	3,435	1,477	—	—	—
Earnings available for fixed charges, as defined	$1,305,243	$1,280,337	$1,349,609	$1,328,615	$1,452,434
Fixed charges, as defined:
Interest expense on short-term and long-term debt (b)	$440,590	$415,465	$348,470	$350,299	$375,110
Capitalized interest (c)(d)	13,069	17,076	—	—	—
Estimated interest cost within rental expense	8,039	8,189	9,079	8,748	9,513
Amortization of net debt premium, discount, and expenses	23,926	25,477	21,334	21,796	22,327
Subsidiary preferred stock dividends	6,443	6,443	6,443	6,443	6,443
Adjust preferred stock dividends to pretax basis	4,529	4,116	4,102	3,783	3,928
Total fixed charges, as defined	$496,596	$476,766	$389,428	$391,069	$417,321
Consolidated ratio of earnings to fixed charges	2.63	2.69	3.47	3.40	3.48

(a)	Includes a $69 million provision for the Callaway construction and operating license. See Note 2 - Rate and Regulatory Matters under Part II, Item 8, of this Form 10-K for additional information.

(b)	Includes net interest related to uncertain tax positions.

(c)	All capitalized interest is associated with discontinued operations.

(d)	Excludes allowance for funds used during construction.